PAGAYA TECHNOLOGIES LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

INDEX

PAGAYA TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(In thousands)

	June 30,	December 31,
	2023	2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$304,047	$309,793
Restricted cash	22,540	22,539
Fees and other receivables (including related party receivables of $53,954 and $49,427 as of June 30, 2023 and December 31, 2022, respectively)	68,034	59,219
Investments in loans and securities	2,141	1,007
Prepaid expenses and other current assets (including related party assets of $16,372 and $18,783 as of June 30, 2023 and December 31, 2022, respectively)	24,619	27,258
Total current assets	421,381	419,816
Restricted cash	4,781	4,744
Fees and other receivables (including related party receivables of $37,127 and $38,332 as of June 30, 2023 and December 31, 2022, respectively)	37,505	38,774
Investments in loans and securities	588,314	462,969
Equity method and other investments	26,615	25,894
Right-of-use assets	56,748	61,077
Property and equipment, net	38,028	31,663
Goodwill	9,782	—
Intangible assets	3,826	—
Prepaid expenses and other assets	104	142
Total non-current assets	765,703	625,263
Total Assets	$1,187,084	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,789	$1,739
Accrued expenses and other liabilities (including related party liabilities of $647 and $636 as of June 30, 2023 and December 31, 2022, respectively)	28,402	49,496
Operating lease liability - current	7,169	8,530
Secured borrowing - current	66,113	61,829
Income taxes payable - current	6,239	6,424
Total current liabilities	111,712	128,018
Non-current liabilities:
Warrant liability	3,835	1,400
Revolving credit facility	90,000	15,000
Secured borrowing - non-current	150,467	77,802
Operating lease liability - non-current	43,921	49,097
Income taxes payable - non-current	9,206	7,771
Deferred tax liabilities, net - non-current	570	568
Total non-current liabilities	297,999	151,638
Total liabilities	409,711	279,656
Redeemable convertible preferred shares, no par value, 80,000,000 shares authorized, 60,000,000 shares issued and outstanding as of June 30, 2023; aggregate liquidation preference of $150,000 as of June 30, 2023.	74,250	—
Shareholders’ equity:
Class A ordinary shares, no par value, 8,000,000,000 shares authorized, 533,974,676 and 508,377,199 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	—	—
Class B ordinary shares, no par value, 2,000,000,000 shares authorized, 174,934,392 shares issued and outstanding as of both June 30, 2023 and December 31, 2022.	—	—
Additional paid-in capital	1,027,687	968,432
Accumulated other comprehensive income (loss)	1,963	(713)
Accumulated deficit	(506,467)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	523,183	553,520
Noncontrolling interests	179,940	211,903
Total shareholders’ equity	703,123	765,423
Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity	$1,187,084	$1,045,079

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue
Revenue from fees (including related party revenues of $148,198 and $162,686 for the three months ended June 30, 2023 and 2022, respectively, and $301,991 and $321,011 for the six months ended June 30, 2023 and 2022)	$185,685	$163,302	$360,939	$321,627
Other Income
Interest income	10,193	17,252	20,590	29,461
Investment income (loss) (1)	(266)	995	721	995
Total Revenue and Other Income	195,612	181,549	382,250	352,083
Production costs	120,613	104,980	245,670	197,260
Research and development	17,663	65,110	38,794	88,736
Sales and marketing	14,558	50,604	28,858	63,650
General and administrative	53,016	111,479	104,142	163,073
Total Costs and Operating Expenses	205,850	332,173	417,464	512,719
Operating Loss	(10,238)	(150,624)	(35,214)	(160,636)
Other income (loss), net (2)	(16,895)	6,300	(83,875)	6,613
Loss Before Income Taxes	(27,133)	(144,324)	(119,089)	(154,023)
Income tax expense (2)	5,006	19,725	11,673	19,539
Net Loss Including Noncontrolling Interests	(32,139)	(164,049)	(130,762)	(173,562)
Less: Net income (loss) attributable to noncontrolling interests	(842)	11,213	(38,494)	19,972
Net Loss Attributable to Pagaya Technologies Ltd.	$(31,297)	$(175,262)	$(92,268)	$(193,534)
Per share data:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(31,297)	$(175,262)	$(92,268)	$(193,534)
Less: Undistributed earnings allocated to participated securities	—	(5,531)	—	(12,205)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$(31,297)	$(180,793)	$(92,268)	$(205,739)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (3)	$(0.04)	$(0.71)	$(0.13)	$(0.89)
Weighted average shares outstanding:
Basic and Diluted (3)	715,317,456	255,474,778	712,643,696	230,180,474
(1) Includes income from proprietary investments.
(2) Amounts for the three and six months ended June 30, 2022 include certain adjustments for the second quarter of 2022 relating to deferred tax assets and warrant liability, which were not originally recorded as of and for the three and six months ended June 30, 2022.
(3) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net Loss Including Noncontrolling Interests	$(32,139)	$(164,049)	$(130,762)	$(173,562)
Other Comprehensive Income:
Unrealized gain on securities available for sale, net	7,035	—	22,827	—
Comprehensive Loss Including Noncontrolling Interests	$(25,104)	$(164,049)	$(107,935)	$(173,562)
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,971	—	(18,343)	—
Comprehensive Loss Attributable to Pagaya Technologies Ltd.	$(28,075)	$(164,049)	$(89,592)	$(173,562)

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – March 31, 2023	—	$—	704,073,257	$—	$1,004,346	$(1,259)	$(475,170)	$527,917	$188,523	$716,440
Issuance of preferred shares, net of issuance costs of $750	60,000,000	74,250	—	—				—		—
Issuance of ordinary shares upon exercise of share options			2,329,856	—	946			946		946
Issuance of ordinary shares upon vesting of RSUs			2,505,955	—				—		—
Share-based compensation					22,395			22,395		22,395
Contributions of interests in consolidated VIEs								—	5,165	5,165
Return of capital to interests in consolidated VIEs								—	(16,719)	(16,719)
Other comprehensive income (loss)						3,222		3,222	3,813	7,035
Net income (loss)							(31,297)	(31,297)	(842)	(32,139)
Balance – June 30, 2023	60,000,000	$74,250	708,909,068	$—	$1,027,687	$1,963	$(506,467)	$523,183	$179,940	$703,123

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2022	—	$—	683,311,591	$—	$968,432	$(713)	$(414,199)	$553,520	$211,903	$765,423
Issuance of ordinary shares upon exercise of warrants			195,655	—				—		—
Issuance of ordinary shares upon exercise of share options			4,389,173	—	1,430			1,430		1,430
Issuance of ordinary shares upon vesting of RSUs			2,830,903	—				—		—
Issuance of preferred shares, net of issuance costs of $750	60,000,000	74,250	—		—			—		—
Share-based compensation					39,691			39,691		39,691
Issuance of ordinary shares in connection with the acquisition of Darwin Homes, Inc.			18,181,746	—	18,134			18,134		18,134
Reclassification of investments						(1,881)		(1,881)	18,341	16,460
Contributions of interests in consolidated VIEs								—	15,293	15,293
Return of capital to interests in consolidated VIEs								—	(28,913)	(28,913)
Other comprehensive income (loss)						4,557		4,557	1,810	6,367
Net income (loss)							(92,268)	(92,268)	(38,494)	(130,762)
Balance – June 30, 2023	60,000,000	$74,250	708,909,068	$—	$1,027,687	$1,963	$(506,467)	$523,183	$179,940	$703,123

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – March 31, 2022	406,399,029	$307,047	201,428,023	$—	$130,013	$—	$(130,150)	$(137)	$163,708	$163,571
Issuance of ordinary shares upon exercise of share options			2,950,275		238			238		238
Issuance of ordinary shares upon vesting of RSUs			4,671					—		—
Issuance of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs of $57,400	(406,399,029)	(307,047)	449,531,406		581,359			581,359		581,359
Share-based compensation					146,070			146,070		146,070
Reclassification of warrants					20,575			20,575		20,575
Contributions of interests in consolidated VIEs									20,975	20,975
Return of capital to interests in consolidated VIEs									(23,703)	(23,703)
Net income (loss)							(175,262)	(175,262)	11,213	(164,049)
Balance – June 30, 2022	—	$—	653,914,375	$—	$878,255	$—	$(305,412)	$572,843	$172,193	$745,036

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2021	406,399,029	$307,047	194,345,791	$—	113,170	—	(111,878)	1,292	176,060	177,352
Issuance of ordinary shares upon exercise of share options			10,032,507	—	446			446		446
Issuance of ordinary shares upon vesting of RSUs			4,671	—				—		—
Issuance of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs of $57,400	(406,399,029)	(307,047)	449,531,406	—	581,359			581,359		581,359
Share-based compensation					162,705			162,705		162,705
Reclassification of warrants					20,575			20,575		20,575
Contributions of interests in consolidated VIEs								—	29,522	29,522
Return of capital to interests in consolidated VIEs								—	(53,361)	(53,361)
Net income (loss)							(193,534)	(193,534)	19,972	(173,562)
Balance – June 30, 2022	—	$—	653,914,375	$—	$878,255	$—	$(305,412)	$572,843	$172,193	$745,036
(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (In thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss including noncontrolling interests	$(130,762)	$(173,562)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(721)	(995)
Depreciation and amortization	7,984	1,148
Share-based compensation	36,575	162,705
Fair value adjustment to warrant liability	2,435	(6,409)
Write-off of capitalized software	1,630	—
Impairment loss on available-for-sale debt securities	78,327	—
Gain on foreign exchange	(94)	—
Change in operating assets and liabilities:
Fees and other receivables	(7,602)	(14,697)
Deferred tax assets, net	—	732
Deferred tax liabilities, net	2	—
Prepaid expenses and other assets	4,587	(1,813)
Right-of-use assets	4,619	727
Accounts payable	2,083	(8,658)
Accrued expenses and other liabilities	(21,395)	5,963
Operating lease liability	(4,455)	(4,190)
Income tax payable	1,274	13,409
Net cash used in operating activities	(25,513)	(25,640)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	91,360	50,090
Short-term deposits	—	5,020
Equity method and other investments	—	453
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(273,339)	(154,247)
Property and equipment	(10,496)	(1,657)
Equity method and other investments	—	(3,700)
Net cash used in investing activities	(190,867)	(104,041)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	—	291,872
Proceeds from secured borrowing	192,420	94,094
Proceeds received from noncontrolling interests	15,293	29,522
Proceeds from revolving credit facility	100,000	26,000
Proceeds from exercise of stock options	1,430	446
Distributions made to noncontrolling interests	(28,913)	(53,361)
Payments made to revolving credit facility	(25,000)	(26,000)
Payments made to secured borrowing	(115,471)	(7,719)
Settlement of share-based compensation in satisfaction of tax withholding requirements	(650)	—
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	74,250	—
Net cash provided by financing activities	213,359	354,854
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,687)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(5,708)	225,173
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$331,368	$429,748

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$304,047	$414,968
Restricted cash - current	22,540	10,010
Restricted cash - non-current	4,781	4,770
Total cash, cash equivalents, and restricted cash	$331,368	$429,748

PAGAYA TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

NOTE 1 - BUSINESS DESCRIPTION

Pagaya Technologies Ltd. and its consolidated subsidiaries (together “Pagaya” or the “Company”) is a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results for financial services and other service providers, their customers, and asset investors. Services providers integrated with Pagaya’s network, which are referred to as “Partners,” range from high-growth financial technology companies to incumbent banks and financial institutions, auto finance providers and residential real estate service providers. Partners have access to Pagaya’s network in order to assist with extending financial products to their customers, in turn helping those customers fulfill their financial needs and dreams. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles (“Financing Vehicles”).

Pagaya Technologies Ltd. was founded in 2016 and is organized under the laws of the State of Israel. Pagaya has its primary offices in Israel and the United States.

Reduction in Workforce

During the first quarter of 2023, the Company announced a reduction in workforce by approximately twenty percent of employees across our Israel and U.S. offices, as compared to its headcount as of December 31, 2022. As of June 30, 2023, all actions associated with the reduction in workforce were substantially completed. Total severance and other associated costs totaled $3.8 million, included within operating expenses on the consolidated statements of operations, for the six months ended June 30, 2023,

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its wholly-owned subsidiaries, and consolidated variable interest entities (“VIEs”) if any.

The accompanying unaudited condensed consolidated financial statements were derived from the audited consolidated financial statements, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F.

All intercompany accounts and transactions have been eliminated. The Company’s functional and reporting currency is the U.S. Dollar. In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, except as noted below, and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2023 and the Company’s consolidated results of operations and shareholders’ equity for the three and six months ended June 30, 2023 and 2022, and cash flows for the six months ended June 30, 2023 and 2022. The results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the full year ending December 31, 2023 or any other future interim or annual period.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes to these policies during the six months ended June 30, 2023 except as noted below.

Investments in Loans and Securities

A wholly-owned subsidiary (“Sponsor”) previously sponsors securitization transactions (the “Securitizations”), each through a separate trust structure with an asset portfolio consisting of unsecured consumer loans, auto loans or real estate assets. Each Securitization’s asset portfolio was structured by the Sponsor, which is also the administrator of each Securitization. The Sponsor, directly and indirectly through affiliates, retained at least 5% of the economic risk in the Securitizations to comply with risk retention required by Title 17 U.S. Code of Federal Regulations Part 246, Credit Risk Retention, promulgated by Securities and Exchange Commission.

Investments in Loans and Securities Available for Sale

Investments in loans and securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability and the yield of alternative investments will be classified as available for sale (“AFS”). These investments are carried at fair value determined using public market prices, dealer quotes, and prices obtained from independent pricing services that may be derivable from observable and unobservable market inputs. On January 1, 2023, the Company transferred all of its investment securities classified as held-to-maturity to available for sale.

These investments are held at fair value with changes in fair value recorded in unrealized gain (loss) on securities available for sale, net within other comprehensive income (loss), excluding the portion relating to any credit loss. As of the end of each reporting period, management reviews each security where the fair value is less than the amortized cost to determine whether any portion of the decline in fair value is due to a credit loss and/or whether or not we intend to sell or will be required to sell such security before recovery of its amortized cost basis. The portion of any decline in fair value which management identifies as a credit loss will be recognized as an allowance for credit losses through other income (loss), net. To the extent management intends to sell or may be required to sell a security in an unrealized loss position, the Company (1) reverses any previously recorded allowance for credit losses with an offsetting entry to reduce the amortized cost basis of the security and (2) writes-off any remaining portion of the amortized cost basis to equal its fair value, with this change recorded through other income (loss), net. See Note 6 for additional information.

Impaired loans are classified as non-accrual status. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Loans Held for Investment

Certain loans, which the Company purchased from the Sponsor, are classified as held for investment. Loans held for investment are recorded at amortized cost, less an allowance for potential uncollectible amounts. Amortized cost basis represents principal amounts outstanding, net of unearned income, premiums or discounts on purchased loans and charge-offs. The Company’s intent and ability to designate loans as held for investment in the future may change based on changes in business strategies, the economic environment, and market conditions. As of December 31, 2022, the Company held $13.8 million of loans held for investment, all of which were transferred to available for sale on January 1, 2023.
Recently Adopted Accounting Pronouncements
Financial Instruments—Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

Convertible Debt Instruments

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. The guidance became effective for the Company beginning January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

NOTE 3 - REVENUE

Revenue From Fees
Revenue from fees is comprised of Network AI fees and Contract fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees. AI integration fees are earned for the creation, sourcing and delivery of that assets that comprise Network Volume. The Company utilizes multiple funding channels to enable the purchase of network assets from Partners, such as asset backed securitizations (“ABS”). Capital markets execution fees are earned from the market pricing of ABS transactions while contract fees are management, performance and similar fees. These fees are the result of agreements with customers and are recognized in accordance with FASB Accounting Standards Codification 606, “Revenue from Contracts with Customers” (“ASC 606”).
Revenue is generally recognized on a gross basis in accordance with ASC 606 related to reporting revenue on a gross basis as a principal versus on a net basis as an agent. This is because the Company is primarily responsible for integrating the various services fulfilled by Partners and is ultimately responsible to the Financing Vehicles for the fulfillment of the related services. To the extent the Company does not meet the criteria for recognizing revenue on a gross basis, the Company records revenue on a net basis.

Network AI fees, comprised of AI integration fees and capital markets execution fees, totaled $167.5 million and $139.4 million, for the three months ended June 30, 2023 and 2022, respectively, and $321.5 million and $280.2 million for the six months ended June 30, 2023 and 2022, respectively. Expenses to third parties for services that are integrated with the Company’s technology are recorded in the consolidated statements of operations as Production Costs.
Real estate fees, which are included in Network AI fees, are earned for the obligations to arrange for the purchase of real estate assets, provide administrative services, arrange for the eventual sale of the assets, and provide pre-and post-purchase services including the right to earn performance fees. All of these fees are recognized over time except for the purchase and sale obligations, which are satisfied at the point in time of the respective transactions. As the Company is a principal for these services, revenues are recorded on a gross basis.

Contract fees include administration and management fees, performances fees, and servicing fees. Contract fees totaled $18.2 million and $23.9 million for the three months ended June 30, 2023 and 2022, respectively, and $39.4 million and $41.4 million for the six months ended June 30, 2023 and 2022, respectively. The Company recognizes administration fees over the service period for the Financing Vehicles managed or administered by the Company.

Performance fees are earned when certain Financing Vehicles exceed contractual return thresholds. They are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. An estimate is made by the Company based on a variety of factors including market conditions and expected loan performance. In the following period, the true performance is measured and then adjusted to ensure that the fees accurately represent actual performance. As such, there are revenues that result from performance obligations satisfied in the previous year. During the three and six months ended June 30, 2023, $0.0 million and $1.7 million, respectively, worth of fees represent performance obligations satisfied in 2022 that were lesser than the original estimate. During the three and six months ended June 30, 2022, $4.9 million and $3.8 million, respectively, worth of fees represent performance obligations satisfied in 2021 that were lesser than the original estimate.
Servicing fees for the Financing Vehicles, which primarily involve collecting payments and providing reporting on the loans within the securitization vehicles, are recognized over the service period. These duties have been considered to be agent responsibilities and does not include acting as a loan servicer. Accordingly, servicing fees are recorded on a net basis.
As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between payment and the transfer of services is expected to be one year or less.
For the three and six months ended June 30, 2023 and 2022, the finance component out of total consideration was not material.
Once revenue is recognized, it is recorded on the balance sheet in fees and other receivables until the payment is received from the customer. The timing of the recognition depends on the type of service as described above.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(in thousands)
Services transferred at a point in time	$178,070	$157,209	$344,306	$310,737
Services transferred over time	7,615	6,093	16,634	10,890
Total revenue from fees, net	$185,685	$163,302	$360,939	$321,627
The Company had no material contract assets, contract liabilities, or deferred contract costs recorded as of June 30, 2023 or December 31, 2022.

NOTE 4 - BUSINESS COMBINATION

Acquisition of Darwin Homes, Inc.

On January 5, 2023 (“acquisition date”), the Company completed the acquisition of Darwin Homes, Inc. (“Darwin”), a leading real estate investment management platform based in Austin, Texas that offers a comprehensive, tech-enabled solution for acquiring, renovating, and managing single-family rental properties. Darwin is a wholly-owned subsidiary of the Company and the results of Darwin for the period from January 5, 2023 to June 30, 2023 are included in the Company’s results of operations for the three and six months ended June 30, 2023. As the acquisition was not determined to be a significant acquisition, the pro forma impact of this acquisition to the results of operations is not required to be presented.

The Company acquired 100% of Darwin’s equity through an all-stock transaction with a market value of approximately $18 million as of the acquisition date. In addition to the purchase consideration, the Company also granted approximately $10 million of cash and equity awards to Darwin employees which are recognized as compensation expense over their requisite service periods. Acquisition related costs of $0.1 million were expensed as incurred and are included in general and administrative expenses in the consolidated statement of operations.

Darwin Net Assets Acquired

The assets acquired and liabilities assumed have been included in the consolidated financial statements as of the acquisition date. Total assets acquired included identified intangible assets of $5.1 million. The Company recognized an asset for goodwill, determined as the excess of the purchase price over the net fair value of the assets acquired and liabilities assumed, that amounted to $9.8 million. Goodwill generated from this business combination is attributed to synergies between the Company's and Darwin's respective products and services.

An assessment of the fair value of identified intangible assets and their respective lives as of the acquisition date are as follows:

	Estimated Useful Life	Fair Value
Trade name	2	$1,400
Developed technology	2	3,700
Total		$5,100

Identified intangible assets in the table above are amortized on a straight-line basis over the estimated useful lives. The Company believes that the straight-line method of amortization is the most appropriate methodology as it is supported by the pattern in which the economic benefits of the intangible assets are consumed.

The preliminary fair value of assets acquired and liabilities assumed from the acquisition, completed during 2023, were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the measurement period (up to one year from the acquisition date).

NOTE 5 - BORROWINGS

As of June 30, 2023 and December 31, 2022, the Company had secured borrowings with an outstanding balance of $216.6 million and $139.6 million, respectively, as well as a revolving credit facility with an outstanding balance of $90.0 million and $15.0 million, respectively. The Company was in compliance with all covenants as of June 30, 2023.

Risk Retention Master Repurchase

In normal course of business, the Company, through consolidated VIEs, enters into repurchase agreements to finance the Company’s risk retention balance in notes retained from securitization transactions. Under these agreements, the Company pledges financial instruments as collateral. Our agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledge by the counterparty are included in Investments in loans and securities in our balance sheet. As of June 30, 2023 and December 31, 2022, the outstanding principal balance under the repurchase agreements was $185.5 million and $124.6 million, respectively, with a weighted average interest rate of approximately ten percent and five percent, respectively. The average remaining contractual maturities of the repurchase agreements were greater than 90 days as of both June 30, 2023 and December 31, 2022.

Receivables Facility

In October 2022, Pagaya Receivables LLC, a wholly-owned subsidiary, entered into a Loan and Security Agreement (the “LSA Agreement”) with certain lenders, which provides for a 3-year loan facility (the “Receivables Facility”) in a maximum principal amount of $22 million to finance certain eligible receivables purchased from sponsored securitization transactions. In June 2023, the Company amended the agreement and increased the maximum principal amount by $10 million to $32 million. Borrowings under the Receivables Facility bear interest at a rate per annum equal to the adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.20%, and the balance is repaid using cash proceeds received from the receivables. As of June 30, 2023 and December 31, 2022, the outstanding principal balance under the Receivables Facility was $31.1 million and $15.0 million, respectively.

Revolving Credit Facility
In September 2022, the Company entered into a Senior Secured Revolving Credit Agreement (the “Credit Agreement”) with certain lenders. The Credit Agreement provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to the U.S. dollar equivalent of $20.0 million may be issued in new Israeli shekels.

Proceeds of borrowings under the Revolving Credit Facility may be used to finance the Company’s ongoing working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. The Company may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary breakage costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

As of June 30, 2023 and December 31, 2022, the outstanding principal balance under the Revolving Credit Facility was $90.0 million and $15.0 million, respectively.

NOTE 6 - INVESTMENTS IN LOANS AND SECURITIES

The amortized cost, gross unrealized gains and losses and fair value of investments in loans and securities as of June 30, 2023 and December 31, 2022 were as follows (in thousands). As provided in Note 6, a portion of these investments in loans and securities are consolidated as a result of the Company’s determination that it is the primary beneficiary of certain VIEs.

	As of June 30, 2023
Investments in loans and securities, available for sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
ABS – Consumer / Auto Loan / Real Estate (1) (2)	$640,346	$28,071	$(7,365)	$(74,287)	$586,765
Other loans and receivables	7,730	—		(4,040)	3,690
Total	$648,076	$28,071	$(7,365)	$(78,327)	$590,455
(1) During the three and six months ended June 30, 2023, the Company recorded a credit-related impairment loss of $10.0 million and $78.3 million, respectively, within other income (loss), net in the consolidated statements of operations.
(2) Excludes accrued interest receivable of $18.3 million included in Fees and other receivables.

	As of December 31, 2022
Investments in loans and securities, held-to-maturity:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
ABS – Consumer / Auto Loan / Real Estate (1)	$450,210	$23,724	$(7,263)	$—	$466,671
Other loans and receivables	13,766	—	—	—	13,766
Total	$463,976	$23,724	$(7,263)	$—	$480,437
(1) Excludes accrued interest receivable of $17.5 million included in Fees and other receivables.
The following tables set forth the fair value and gross unrealized losses on investments in loans and securities without an allowance for credit losses aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position, as of the dates indicated (in thousands):

	As of June 30, 2023
	Less than or equal to 1 year		Greater than 1 year		Total
Investments in loans and securities, available for sale:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
ABS – Consumer / Auto Loan / Real Estate	$86,018	$(5,244)	$—	$—	$86,018	$(5,244)
Other loans and receivables	—	—	—	—	—	—
Total	$86,018	$(5,244)	$—	$—	$86,018	$(5,244)

	As of December 31, 2022
	Less than or equal to 1 year		Greater than 1 year		Total
Investments in loans and securities, held-to-maturity:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
ABS – Consumer / Auto Loan / Real Estate	$118,001	$(6,312)	$—	$—	$118,001	$(6,312)
Other loans and receivables	—	—	—	—	—	—
Total	$118,001	$(6,312)	$—	$—	$118,001	$(6,312)

The following table sets forth the amortized cost, net of allowance, and fair value of investments in loans and securities by contractual maturities, as of the date indicated (in thousands):

	As of June 30, 2023
	Within 1 year		Greater than 1 year, less than or equal to 5 years		Total
Investments in loans and securities, available for sale:	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
ABS – Consumer / Auto Loan / Real Estate	$—	$—	$640,346	$586,765	$640,346	$586,765
Other loans and receivables	—	—	7,730	3,690	7,730	3,690
Total (1)	$—	$—	$648,076	$590,455	$648,076	$590,455

	As of December 31, 2022
	Within 1 year		Greater than 1 year, less than or equal to 5 years		Total
Investments in loans and securities, held-to-maturity:	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
ABS – Consumer / Auto Loan / Real Estate	$—	$—	$450,210	$466,671	$450,210	$466,671
Other loans and receivables	—	—	13,766	13,766	13,766	13,766
Total (1)	$—	$—	$463,976	$480,437	$463,976	$480,437

(1) Based on weighted average life of expected cash flows.

The following table sets forth gross proceeds and related investment gains (losses), as well as losses on write-downs and the allowance for credit losses of securities, for the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Investments in loans and securities, available for sale:
Proceeds from sales/maturities/prepayments	$65,375	$—	$91,360	$—
Write-downs recognized in earnings	2,663	—	7,286	—
(Addition to) release of allowance for credit losses	(12,643)	—	(85,613)	—
Investments in loans and securities, held-to-maturity:
Proceeds from sales/maturities/prepayments	—	22,777	—	50,090

The following tables set forth the activity in the allowance for credit losses for investments in loans and securities, as of the dates indicated (in thousands):

	Three Months Ended June 30, 2023
	ABS – Consumer / Auto Loan / Real Estate	Other Loans and Receivables	Total
Balance, beginning of period	$(65,572)	$(2,775)	$(68,347)
Additions to allowance for credit losses not previously recorded	(8,715)	(3,928)	(12,643)
Write-offs charged against the allowance	—	2,663	2,663
Balance, end of period	$(74,287)	$(4,040)	$(78,327)

	Six Months Ended June 30, 2023
	ABS – Consumer / Auto Loan / Real Estate	Other Loans and Receivables	Total
Balance, beginning of period	$—	$—	$—
Additions to allowance for credit losses not previously recorded	(74,287)	(11,326)	(85,613)
Write-offs charged against the allowance	—	7,286	7,286
Balance, end of period	$(74,287)	$(4,040)	$(78,327)

There was no activity of the allowance for credit losses during the three and six months ended June 30, 2022.

Equity Method and Other Investments
The following investments, including those accounted for under the equity method, are included within Equity method and other investments in the consolidated statements of financial position as of June 30, 2023 and December 31, 2022 (in thousands):

	Carrying Value
	June 30, 2023	December 31, 2022
Investments in Pagaya SmartResi F1 Fund, LP (1)	$17,613	$16,810
Other (2)	9,002	9,084
Total	$26,615	$25,894

(1) The Company owns approximately 5.4% and is the general partner of Pagaya Smartresi F1 Fund LP.
(2) Represents the Company’s proprietary investments. Income from these investments is included in Investment income in the consolidated statements of operations.

NOTE 7 - CONSOLIDATION AND VARIABLE INTEREST ENTITIES
The Company has variable interests in securitization vehicles that it sponsors. The Company consolidates VIEs when it is deemed to be the primary beneficiary. In order to be primary beneficiary, the Company must have a controlling financial interest in the VIE. This is determined by evaluating if the Company has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant.
Consolidated VIEs
As of June 30, 2023 and December 31, 2022, the Company has determined that it is the primary beneficiary of Pagaya Structured Holdings LLC, Pagaya Structured Holdings II LLC, and Pagaya Structured Holding III LLC (“Risk Retention Entities”). As sponsor of securitization transactions, the Company is subject to risk retention requirements and established the Risk Retention Entities to meet these requirements.

Below is a summary of assets and liabilities from the Company’s involvement with consolidated VIEs (i.e., Risk Retention Entities) (in thousands):

	Assets	Liabilities	Net Assets
As of June 30, 2023	$225,147	$—	$225,147
As of December 31, 2022	264,854	—	264,854
Unconsolidated VIEs
The Company determined that it is not the primary beneficiary of the trusts which hold the loans and issue securities associated with the securitization transactions the Company sponsors. The Company does not have the power to direct or control the activities which most significantly affect the performance of the trusts, which was determined to be servicing loans.
The Company’s maximum exposure to loss from its involvement with unconsolidated VIEs represents the estimated loss that would be incurred under severe, hypothetical circumstances, for which the Company believes the possibility is remote, such as where the value of securitization notes and senior and residual certificates the Company holds as part of the risk retention requirement declines to zero.
Below is a summary of the Company’s direct interest in (i.e., not held through Risk Retention Entities) variable interests in nonconsolidated VIEs (in thousands):

	Carrying Amount	Maximum Exposure to Loss	VIE Assets
As of June 30, 2023	$377,488	$377,488	$6,590,426
As of December 31, 2022	200,694	200,694	3,911,589

From time to time, the Company may, but is not obligated to, purchase assets from the Financing Vehicles. Such repurchases can occur at the Company’s discretion. For the three and six months ended June 30, 2023 and 2022, the Company did not purchase assets loans from the Financing Vehicles.

NOTE 8 - LEASES

The Company leases facilities under operating leases with various expiration dates through 2036. The Company leases office space in New York, Israel and several other locations.
The security deposits for the leases are $4.1 million and $4.2 million as of June 30, 2023 and December 31, 2022, respectively, which have been recognized as restricted cash, non-current in the consolidated balance sheets.
The Company’s operating lease expense consists of rent and variable lease payments. Variable lease payments such as common area maintenance were included in operating expenses. Rent expense for the Company’s short-term leases was immaterial for the periods presented. Operating lease expense was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Rent expense	$3,345	$2,506	$6,786	$5,149
Variable lease payments	(12)	108	131	198

Supplemental information related to the Company’s operating leases was as follows ($ in thousands):

	As of June 30, 2023	December 31, 2022
Weighted-average remaining lease term (in years)	7.8	8.2
Weighted-average discount rate	5.7%	5.7%

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating lease right-of-use assets recognized in exchange for new operating lease obligations	$—	$2,879	$290	$45,403

As of June 30, 2023, future minimum lease commitments under non-cancelable operating leases were as follows (in thousands):

2023	$5,538
2024	8,577
2025	7,544
2026	7,544
2027	6,997
Thereafter	27,614
Total	63,814
Less: imputed interest	(12,724)
Total operating lease liabilities	$51,090

NOTE 9 - WARRANT LIABILITY

On June 22, 2022, in connection with the Merger, the Company assumed 9,583,333 Public Warrants and 5,166,667 Private Placement Warrants, all of which were outstanding as of both June 30, 2023 and December 31, 2022. See Note 3 to the Company’s Annual Report on Form 20-F for additional information.

Public Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on July 22, 2022. The Public Warrants will expire on June 22, 2027 or upon liquidation.

The Company will not be obligated to deliver any Class A ordinary shares, no par value (“Class A Ordinary Shares”), of the Company pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No public warrant will be exercisable, and the Company will not be obligated to issue a Class A Ordinary Share upon exercise of a public warrant unless the Class A Ordinary Share, issuable upon such warrant exercise, has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants.

Redemption of Public Warrants for Cash

The Company may redeem the outstanding warrants:
•if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption to the warrant holders;
•in whole and not in part;
•at a price of $0.01 per warrant; and
•upon not less than 30 days’ prior written notice of redemption to each warrant holder.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Public Warrants when the per share price of Class A Ordinary Shares equals or exceeds $10.00

The Company may redeem the outstanding warrants:
•if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $10.00 per share (subject to adjustment in compliance with the terms of the warrant agreement governing the warrants (“Warrant Agreement”)) for any 20 trading days within a 30 trading-day period ending on, and including, the third trading day prior to the date on which we send the notice of redemption to the warrant holders;
•in whole and not in part; and
•for cash at a price of at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table included in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Ordinary Shares as described in the Warrant Agreement.

If the Company calls the Public Warrants for redemption as described above under “—Redemption of Public Warrants for Cash,” management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger, or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A Ordinary Shares at a price below its exercise price. Additionally, in no event will the Company be required to net-cash settle the warrants.

Private Placement Warrants — Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are exercisable for cash or cashless, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

These warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the consolidated statements of financial position. The warrant liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive income (loss).

The Company used the value of the Public Warrants as an approximation of the value of the Private Warrants as they are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.

NOTE 10 - COMMITMENTS AND CONTINGENCIES
Legal Proceedings — From time to time the Company is subject to legal proceedings and claims in the ordinary course of business. The results of such matters often cannot be predicted with certainty. In accordance with applicable accounting guidance, the Company establishes an accrued liability for legal proceeding and claims when those matters present loss contingencies which are both probable and reasonably estimable. All such liabilities arising from current legal and regulatory matters, to the extent such matters existed, have been recorded in accrued expenses and other liabilities on the consolidated statements of financial position and these matters are immaterial.
Indemnifications — In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers and other third parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of June 30, 2023, there have been no known events or circumstances that have resulted in a material indemnification liability and the Company did not incur material costs to defend lawsuits or settle claims related to these indemnifications.
NOTE 11 - TRANSACTIONS WITH RELATED PARTIES
In the ordinary course of business, the Company may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal shareholders (commonly referred to as related parties). The Company has transactions with the securitization vehicles and other Financing Vehicles which are also related parties.

As of June 30, 2023, the total fee receivables from related parties are $91.1 million, which consist of $76.6 million from securitization vehicles and $14.5 million from other Financing Vehicles. As of December 31, 2022, the total fee receivables from related parties are $87.8 million, which consists of $83.0 million from securitization vehicles and $4.7 million from other Financing Vehicles.

As of June 30, 2023 and December 31, 2022, prepaid expenses and other assets include amounts due from related parties of $16.4 million and $18.8 million, respectively, all of which were attributable to Financing Vehicles.

For the three months ended June 30, 2023, the total revenue from related parties is $148.2 million, which consists of $137.8 million from securitization vehicles and $10.4 million from other Financing Vehicles. During the three months ended June 30, 2022, the total revenue from related parties is $162.7 million, which consists of $108.9 million from securitization vehicles and $53.8 million from other Financing Vehicles. For the six months ended June 30, 2023, the total revenue from related parties is $302.0 million, which consists of $269.4 million from securitization vehicles and $32.5 million from other Financing Vehicles. During the six months ended June 30, 2022, the total revenue from related parties is $321.0 million, which consists of $230.2 million from securitization vehicles and $90.8 million from other Financing Vehicles.
Significant customers are those which represent 10% or more of the Company’s total revenue for each respective period presented. Four related parties individually represented greater than 10% of total revenue and collectively totaled approximately 65% for the three months ended June 30, 2023. During the three months ended June 30, 2022, three related parties individually represented greater than 10% of total revenue and collectively totaled approximately 45%. Two related parties individually represented greater than 10%, and collectively totaled approximately 33%, of total revenue for the six months ended June 30, 2023. During the six months ended June 30, 2022, two related parties individually represented greater than 10%, and collectively totaled approximately 56%, of total revenue.
Other Affiliated Payables
Other affiliated payables, consisting of employee payables, are $0.6 million and $0.6 million as of June 30, 2023 and December 31, 2022, respectively.

Series A Preferred Share Purchase Agreement

On April 14, 2023, the Company entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) to purchase 60 million shares of Series A Convertible Preferred Shares of the Company, no par value (the “Preferred Shares”), for an aggregate purchase price of $75 million. On May 25, 2023, the Company closed the transaction.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that held approximately 12% of the Class A Ordinary Shares, and approximately 3% of the voting power of the Company as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of the Pagaya Board and the Audit Committee of the Pagaya Board, is a partner at Oak.

NOTE 12 - FAIR VALUE MEASUREMENT
FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, when available. If such quoted market prices are not available, fair value is based upon models that use, as inputs, observable market-based parameters to the greatest extent possible.

Additionally, ASC 820 established a fair value hierarchy to categorize the use of inputs into the following three levels:

Level 1—Quoted prices, unadjusted, for identical assets or liabilities in active markets.

Level 2—Pricing inputs are other than quoted prices in active markets and include 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in markets that are not active, and 3) or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3—Pricing inputs are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Financial Assets and Liabilities Recorded at Fair Value

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Investments in loans and securities	$—	$—	590,455	$590,455
Liabilities:
Warrant liability	$2,492	$1,343	$—	$3,835

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$909	490	$—	$1,400

There were no transfers between levels during the periods ended June 30, 2023 and December 31, 2022.

Assets and Liabilities Measured at Fair Value on a Recurring Basis (Level 1 and 2)

Warrant liability (Level 1 and 2)

The Company used the value of the Public Warrants (Level 1) as an approximation of the value of the Private Warrants as they are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.
The following tables summarize the Warrant liability activity for the three and six months ended June 30, 2023 and 2022 (in thousands):

Three Months Ended June 30, 2023
Balance as of March 31, 2023	$1,210
Change in fair value	2,625
Balance as of June 30, 2023	$3,835

Six Months Ended June 30, 2023
Balance as of December 31, 2022	$1,400
Change in fair value	2,435
Balance as of June 30, 2023	$3,835

Three Months Ended June 30, 2022
Balance as of March 31, 2022	$27,938
Assumed warrants in connection with the Merger(1)	5,594
Change in fair value	(6,878)
Reclassification	(20,575)
Balance as of June 30, 2022	$6,079

Six Months Ended June 30, 2022
Balance as of December 31, 2021	$27,469
Assumed warrants in connection with the Merger(1)	5,594
Change in fair value	(6,409)
Reclassification	(20,575)
Balance as of June 30, 2022	$6,079
(1) See Note 3 to the Company’s Annual Report on Form 20-F for additional information.

Assets and Liabilities Measured at Fair Value on a Recurring Basis (Level 3)

Investments in Loans and Securities Available for Sale (Level 3)

As of June 30, 2023, the Company held investments in loans and securities classified as available for sale. These assets are measured at fair value using a discounted cash flow model, and presented within investments in loans and securities on the consolidated balance sheets. Changes in the fair value, other than declines in fair value due to credit, are reflected in other comprehensive income (loss) on the consolidated statements of operations and comprehensive income (loss). Declines in fair value due to credit are reflected in other (loss) income, net on the consolidated statements of operations and comprehensive income (loss).

The following tables summarize the activity related to the fair value of the investments in loans and securities available for sale for the three and six months ended June 30, 2023 (in thousands):

Three Months Ended June 30, 2023
Balance as of March 31, 2023	$507,166
Additions	151,607
Cash received	(65,375)
Change in fair value	7,037
Credit-related impairment loss	(9,980)
Balance as of June 30, 2023	$590,455

Six Months Ended June 30, 2023
Balance as of December 31, 2022	$—
Transfer from held-to-maturity to available for sale at fair value	480,437
Additions	273,339
Cash received	(91,360)
Change in fair value	6,366
Credit-related impairment loss	(78,327)
Balance as of June 30, 2023	$590,455

Significant unobservable inputs used for our Level 3 fair value measurement of the loans and securities are the discount rate, loss rate, and prepayment rate. Significant increases or decreases in any of the inputs in isolation could result in a significantly lower or higher fair value measurement.

The following tables present quantitative information about the significant unobservable inputs used for our Level 3 fair value measurement of the loans and securities as of June 30, 2023:

	June 30, 2023
Unobservable Input	Minimum	Maximum	Weighted Average
Discount rate	6.0%	15.0%	14.8%
Loss rate	4.6%	23.9%	16.7%
Prepayment rate	7.8%	28.4%	12.0%

Financial Assets and Liabilities Not Recorded at Fair Value
The Company believes that the carrying amount of cash and cash equivalents, fees and other receivables, accounts payables and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

The below tables contain information about assets that are not measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022 (in thousands):

	June 30, 2023
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$331,368	$331,368	$—	$—	$331,368
Fees and other receivables	105,539		105,539		105,539
Total	$436,907	$331,368	$105,539	$—	$436,907

	December 31, 2022
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$337,076	$337,076	$—	$—	$337,076
Investments in loans and securities, held-to-maturity	463,976	—	—	480,437	480,437
Fees and other receivables	97,993	—	97,993	—	97,993
Total	$899,045	$337,076	$97,993	$480,437	$915,506

NOTE 13 - ORDINARY SHARES AND ORDINARY SHARE WARRANTS
As of June 30, 2023, 10,080,000,000 shares with no par value are authorized, of which, 80,000,000 shares are designated as Preferred Shares, 8,000,000,000 shares are designated as Class A Ordinary Shares, and 2,000,000,000 shares are designated as Class B Ordinary Shares. As of June 30, 2023, the Company had 60,000,000 Preferred Shares outstanding, 533,974,676 Class A Ordinary Shares outstanding and 174,934,392 Class B Ordinary Shares outstanding.

The rights of the holders of each class of Ordinary Shares are identical, except with respect to voting. Each share of Class A Ordinary Share is entitled to one vote per share. Each share of Class B Ordinary Share is entitled to 10 votes per share. Shares of Class B Ordinary Share may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to Class A Ordinary Share.

Stock Split

On June 22, 2022, the Company executed a 1:186.9 stock split in connection with the merger (the “EFJA Merger”) of Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya (“EJFA Merger Sub”), with and into EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), as contemplated by the Agreement and Plan of Merger, dated as of September 15, 2021, by and among Pagaya, EJFA and EFJA Merger Sub. All prior period references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the stock split. See Note 3 to the Company’s Annual Report on Form 20-F for further details.
As of June 30, 2023 and December 31, 2022, the Company had reserved ordinary shares for future issuance as follows:

	June 30, 2023	December 31, 2022
Share options	63,114,411	76,557,428
Options to restricted shares	241,359,368	242,615,284
RSUs	42,084,399	5,753,975
Ordinary share warrants	25,913,055	23,468,710
Redeemable convertible preferred shares	60,000,000	—
Shares available for future grant of equity awards	65,821,532	107,700,338
Total shares of ordinary share reserved	498,292,765	456,095,735
Ordinary Share Warrants
The Company has accounted for the ordinary share warrants as equity-classified warrants as they met the requirements for equity classification under ASC 815, including whether the ordinary share warrants are indexed to the Company’s own ordinary shares.

As of June 30, 2023, there were 5,207,363 warrants expiring in March 2031 with an exercise price of $0.000005 per share, 3,315,692 warrants expiring in June 2030 with an exercise price of $0.00005 per share, 2,640,000 warrants expiring in March 2032 with an exercise price of $0.01 per share, and 14,750,000 warrants expiring in June 2027 (consisting of the Public Warrants and Private Placement Warrants) with an exercise price of $11.50 per share.

Ordinary Shares Purchase Agreement

On August 17, 2022, the Company entered into an ordinary shares purchase agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II, up to $300,000,000 of newly issued shares of the Company’s Class A Ordinary Shares from time to time during the 24-month term of the Equity Financing Purchase Agreement, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement. Sales of Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The per share purchase price for the shares of Class A Ordinary Shares that the Company elects to sell to B. Riley Principal Capital II in a Purchase pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Company’s Class A Ordinary Shares as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount. The Company cannot issue to B. Riley Principal Capital II more than 40,139,607 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, the Company issued 46,536 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in the Company’s consolidated statements of operations and comprehensive income (loss). As of June 30, 2023, the Company has not sold any Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, the Company agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by the Company and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, the Company and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 2,640,000 warrants to purchase Class A Ordinary shares at an exercise price of $0.01 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Redeemable Convertible Preferred Shares

In May 2023, the Company issued 60,000,000 Preferred Shares at $1.25 per share (the “Original Issue Price”) to Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P for gross total proceeds of $75 million. For accounting purposes, upon issuance of the Preferred Share, the Company recorded $74.25 million ($75 million net of direct offering costs of $0.75 million) as mezzanine equity (temporary equity) on the condensed consolidated balance sheets because it is contingently redeemable outside of the control of the Company.

The terms and preferences of the preferred shares are summarized as follows:

Conversion Features

Each one Preferred Share shall be convertible into one Class A Ordinary Share at the option of the holder thereof, at any time.

At any time on or after the sixth anniversary of the issuance of the Preferred Shares, if the Preferred Shares have not already been converted, if and only if so elected by the Company, all Preferred Shares that remain outstanding shall automatically convert, with each Preferred Share then outstanding converting into the following number of Class A Ordinary Shares, based on the volume weighted average trading price of the Class A Ordinary Shares for 30 trading days immediately preceding the date of a written notice to the holders of the Preferred Shares of the Company’s election to automatically convert all then outstanding Preferred Shares (“30-Day VWAP Average”):

•if the 30-Day VWAP Average is equal to or greater than two times the Original Issue Price, one Class A Ordinary Share; or
•if the 30-Day VWAP Average is less than two times the Original Issue Price but greater than 25% of the Original Issue Price, a number of Class A Ordinary Shares equal to (a) two times the Original Issue Price divided by (b) the 30-Day VWAP Average.

If, based on the 30-Day VWAP Average, the value of a Preferred Share, on an as-converted basis, represents a return of the Original Issue Price ranging from a multiple of 3.5 to 2.5 of the Original Issue Price (“MOIP”) from the 2nd anniversary of the closing date to the 5th anniversary of the closing date, respectively, the Company shall have the right, but not the obligation, within five trading days thereafter, to notify the holders of the then outstanding Preferred Shares of the Company’s election to automatically convert without any further action by the holder thereof on the tenth trading day following the achievement of the MOIP, each Preferred Share then outstanding into one Class A Ordinary Share.

Liquidation

In the event of a Liquidation Event, the assets or proceeds available for distribution to the shareholders (the “Distributable Assets”) shall be distributed in the following order and preference:

First, the holders of Preferred Shares then outstanding shall be entitled to receive, from the Distributable Assets, prior and in preference to any distribution in respect of the Ordinary Shares, an amount for each Preferred Share held by them (the “Preference Amount”) equal to the greatest of

•(i) the sum of the Original Issue Price of such share plus an amount equal to 3.0% of the Original Issue Price for each full semi-annual period for which such Preferred Share has been outstanding (without compounding);
•(ii) the amount such holder would actually receive for each Preferred Share if such Preferred Share had been converted into Ordinary Shares immediately prior to such Liquidation Event; or
•(iii) two times the Original Issue Price.

Second, after payment in full of the Preference Amount in respect of all Preferred Shares then outstanding, the remaining Distributable Assets, if any, shall be distributed on a pro-rata basis among the holders of Pagaya Ordinary Shares.

In the event that the Distributable Assets are insufficient to pay in full the Preference Amount in respect of each Preferred Share then outstanding, then all of such Distributable Assets shall be distributed on a pari passu basis among the holders of the Preferred Shares in proportion to the respective full Preference Amount otherwise payable to such holders.

Dividends

Preferred Shares, Class A Ordinary Shares and Class B Ordinary Shares shall be treated equally and ratably, on a per share basis with respect to any dividend or distribution paid or distributed by the Company. As of June 30, 2023, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

Voting

Each holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by such holder could be converted, as of the applicable record date set for the vote on any matter, whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

Redemption

Preferred Shares are not redeemable at the election of the holder, except that in the event of a change in control resulting from the sale or transfer of the Company’s securities, which qualifies as a Liquidation Event.

The Company classifies its Preferred Shares as temporary equity because they may become redeemable due to certain change in control events that are outside the Company’s control, including a merger, acquisition, or sale of assets of the Company. The Company has not adjusted the carrying values of the Preferred Shares to its redemption value because redemption was not probable as of the balance sheet dates presented. The Company will adjust the carrying value of the Preferred Shares to its redemption value if redemption becomes probable in the future.
NOTE 14 - SHARE BASED COMPENSATION
Share Options—Granted share options expire at the earlier of termination of employment or ten years from the date of grant. Share options generally vest over four years of the employment commencement date or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the next three years. Any options, which are forfeited or not exercised before expiration, become available for future grants.
The following table summarized the Company’s share option activity during the six months ended June 30, 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31,2022	76,557,428	$1.0	8.3	$19,895
Granted	—	—	0	—
Exercised	(4,322,994)	0.3	0	—
Forfeited	(9,120,023)	1.7	0	—
Balance, June 30, 2023	63,114,411	$0.9	7.9	$44,312
Vested and exercisable, June 30, 2023	34,540,222	$0.3	7.6	$37,068
For the six months ended June 30, 2023, the aggregate intrinsic value of options exercised was approximately $4.7 million, and the total fair value of share options vested was $58.9 million. There was no grant of share options during the six months ended June 30, 2023.
Share-based compensation expense is based on the grant-date fair value on a straight-line basis for graded awards with only service conditions, which is generally the option vesting term of four years. The fair value of each option on the date of grant is determined using the Black Scholes-Merton (BSM) option pricing model using the single-option award approach with the assumptions set forth in the table below. If any of the assumptions used in the BSM change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period.

The assumptions used to estimate the fair value of share options granted for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Expected volatility	—	49.4% - 109.0%	—	41.1% - 109.0%
Expected term (in years)	—	5.0 - 6.1	—	5.0 - 6.2
Risk free interest	—	3.4% - 3.4%	—	1.9% - 3.4%
Dividend yield	—	0.0%-0.0%	—	0.0%-0.0%
At June 30, 2023, unrecognized compensation expense related to unvested share options was approximately $110.7 million, which is expected to be recognized over a remaining weighted-average period of 1.8 years.
Restricted Stock Units (RSUs)—RSUs generally vest over four years of the employment commencement date or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the next three years. RSUs granted are forfeited at termination of employment. Any RSUs, which are forfeited or not exercised before expiration, become available for future grants.
The following table summarized the Company’s RSU activity during the six months ended June 30, 2023:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Unvested at December 31,2022	5,753,975	$5.3
Granted	45,856,837	1.0
Vested	(5,548,382)	2.1
Forfeited	(3,978,031)	2.2
Unvested at June 30, 2023	42,084,399	$1.4
In connection with RSUs that vested during the six months ended June 30, 2023, the Company satisfied its minimum statutory tax withholding requirements in lieu of delivering 724,979 shares of common stock during the year. In addition, the Company deferred a settlement of 2,000,000 vested RSUs that were granted in connection with the Darwin acquisition. In addition, 7,500 of RSUs that were vested in 2022 were released during the six months ended June 30, 2023. Accordingly, 2,830,903 shares were delivered during the six months ended June 30, 2023.

At June 30, 2023, unrecognized compensation expense related to RSUs was approximately $52.3 million, which is expected to be recognized over a remaining weighted-average period of 1.9 years.

Options to Restricted Shares—Options to restricted shares were granted to certain employees and directors during 2021. See Note 16 to the consolidated financial statements included in the Annual Report on Form 20-F for additional information.
The following table summarized the Company’s options to restricted shares activity during the six months ended June 30, 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31,2022	242,615,284	$1.6	8.2	$—
Granted	—	—	—	—
Exercised	(66,178)	1.0	—	—
Forfeited	(1,189,738)	3.1	—	—
Balance, June 30, 2023	241,359,368	$1.6	7.7	$—
Vested and exercisable, June 30, 2023	197,939,281	$1.6	7.7	$—

At June 30, 2023, unrecognized compensation expense related to options to restricted shares was approximately $28.1 million, which is expected to be recognized over a remaining weighted-average period of 1.7 years.

Share-Based Compensation Expense

The following table presents the components and classification of share-based compensation for the three and six months ended June 30, 2023 and 2022 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Research and development	$2,990	$54,383	$5,448	$60,243
Selling and marketing	4,756	35,998	7,510	38,889
General and administrative	12,462	55,689	23,617	63,573
Total	$20,208	$146,070	$36,575	$162,705
NOTE 15 - INCOME TAXES
Corporate Income Tax - Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.
During 2021, Pagaya applied to Israeli Tax authorities for Preferred Technological Enterprise (“PTE”) status and received approval on November 18, 2021. The approval is effective for the tax years 2020 through 2024. Income from a PTE is subject to 12% tax rate.
Foreign Exchange Regulations in Israel - Under the Foreign Exchange Regulations, the Company calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.
Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company’s effective tax rates for the three and six months ended June 30, 2023 and 2022 are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Loss before income taxes	(27,133)	(144,324)	(119,089)	(154,023)
Income tax expense	5,006	19,725	11,673	19,539
Effective tax rate	(18.4)%	(13.7)%	(9.8)%	(12.7)%

The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. The difference between the effective tax rate and the statuary tax rate in Israel mainly related to valuation allowance in Israel and tax expenses in the United States. The negative effective tax rate for the three and six months ended June 30, 2023 and 2022 derives from current tax expenses in the United States. and valuation allowance provided for deferred tax assets.

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company provides a valuation allowance to offset certain deferred tax assets due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.
NOTE 16 - NET LOSS PER SHARE
Net income (loss) per share is presented in conformity with the two-class method required for multiple classes of ordinary share and participating securities.

Basic net income per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of share options, restricted stock units and other contingently issuable shares. The dilutive effect of outstanding share options, restricted stock units and other contingently issuable shares is reflected in diluted earnings per share by application of the treasury stock method.

The Company has two classes of ordinary share subsequent to the EJFA Merger on June 22, 2022: Class A and Class B. See Note 3 to the consolidated financial statements included in the Annual Report on Form 20-F for additional information. The computation of the diluted net income per share of Class A Ordinary Shares assumes the conversion of Class B Ordinary Shares, while the diluted net income per share of Class B Ordinary Shares does not assume the conversion of those shares. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and result in an identical net loss per share for each class under the two-class method.

The Preferred Shares are a participating security, whereby if a dividend is declared to the holders of ordinary shares, the holders of Preferred Shares would participate to the same extent as if they had converted the Preferred Shares to ordinary shares. Net loss is attributed to ordinary sharehoders and participating securities based on their participation rights. Net loss attributable to ordinary shareholders is not allocated to the Preferred Shares as the holders of the Preferred Shares do not have a contractual obligation to share in any losses.

The following table sets forth the calculation of basic and diluted net loss per share attributable to ordinary shareholders for the three and six months ended June 30, 2023 and 2022 (in thousands, except share and per share data):

	Three Months Ended June 30, 2023		Six Months Ended June 30, 2023
	Class A	Class B	Class A	Class B
Numerator:
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	$(23,643)	$(7,654)	$(69,619)	$(22,649)
Denominator:
Weighted average shares used net income (loss) per ordinary share, basic and diluted	540,383,064	174,934,392	537,709,304	174,934,392
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.04)	$(0.04)	$(0.13)	$(0.13)

	Three Months Ended June 30, 2022		Six Months Ended June 30, 2022
	Class A	Class B	Class A	Class B
Numerator:
Allocation of undistributed earnings:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(162,036)	$(13,226)	$(185,384)	$(8,150)
Less: Undistributed earnings allocated to participating securities	(5,114)	(417)	(11,691)	(514)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	$(167,150)	$(13,643)	$(197,075)	$(8,664)
Denominator:
Weighted average shares used net income (loss) per ordinary share, basic and diluted	236,195,552	19,279,226	220,487,603	9,692,871
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.71)	$(0.71)	$(0.89)	$(0.89)

The following potentially dilutive outstanding securities as of June 30, 2023 and 2022 were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods:

	June 30,
	2023	2022
Share options	57,125,890	70,439,657
Options to restricted shares	241,359,368	243,308,335
RSUs	42,084,399	3,269,801
Ordinary share warrants	24,195,964	17,787,328
Redeemable convertible preferred shares	60,000,000	—
Net potential dilutive outstanding securities	424,765,621	334,805,121
NOTE 17 - SUBSEQUENT EVENTS
The Company evaluated subsequent events from the balance sheet date through the date that the condensed consolidated financial statements were available to be issued and did not identify any subsequent events that would require adjustment or disclosure in the condensed consolidated financial statements.